UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            GLOBAL TELESYSTEMS, INC.
                     (f/k/a Global Telesystems Group, Inc.)
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    37936U104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [_]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13G

CUSIP No. 37936U104                                            Page 2 of 8 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a.       [_]
                                                b.       [_]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          11,998,094
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         11,998,094
    With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  11,998,094

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    4.54%

12       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 3 of 8 Pages


Item 1(a)         Name of Issuer:

                  Global Telesystems, Inc.(f/k/a Global Telesystems Group, Inc.) (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4121 Wilson Boulevard, 8th Floor, Arlington, VA  22203

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. George Soros ("Mr. Soros"):

                  This Statement relates to Shares (as defined herein) held for the accounts of (i) Open Society Institute, a New York trust ("OSI"), (ii) Soros Foundation-Hungary, a New York corporation ("Soros Hungary"); (iii) Soros Charitable Foundation, a New York trust ("SCF"); and (iv) Soros Humanitarian Foundation, a New York trust ("Soros Humantarian"). Mr. Soros serves as a trustee of each of OSI, SCF and Soros Humanitarian, and as a director of Soros Hungary (collectively, the "Foundations").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.10 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  37936U104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2001, Mr. Soros may be deemed the beneficial owner of 11,998,094 Shares. This number consists of (a) 8,660,562 Shares (including 6,666,666 Shares subject to immediately exercisable warrants) held for the account of OSI, (b) 1,948,398 Shares held for the account of Soros Hungary, (c) 1,313,698 Shares held for the account of SCF, and (d) 75,436 Shares held for the account of Soros Humanitarian.

                                                               Page 4 of 8 Pages


Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.54% of the total number of Shares outstanding (assuming the exercise of 6,666,666 warrants held for the account of OSI).

Item 4(c)         Number of shares as to which such person has:

  Mr. Soros
  ---------
  (i)      Sole power to vote or to direct the vote:                  11,998,094

  (ii)     Shared power to vote or to direct the vote:                         0

  (iii)    Sole power to dispose or to direct the disposition of:     11,998,094

  (iv)     Shared power to dispose or to direct the disposition of:            0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (ii) Soros Hungary has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (iii) SCF has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (iv) Soros Humanitarian has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  The inclusion of securities held for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian herein shall not be deemed an admission that Mr. Soros has or may be deemed to have had beneficial ownership of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 8 Pages


Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 6 of 8 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002                         GEORGE SOROS


                                                 By: /s/ Richard D. Holahan, Jr.
                                                     ------------------------
                                                     Richard D. Holahan, Jr.
                                                     Attorney-in-Fact

                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.     Power of Attorney, dated as of January 15, 2002, granted by
       Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye
       Anzalotta, Ms. Maryann Canfield, Mr. Sean Cullinan, Mr. Richard
       D. Holahan, Jr. and Mr. Robert Soros............................     8